

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 12, 2017

<u>Via E-Mail</u>
Michael J.L. Sales
Chief Executive Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

**Re: Nuveen Global Cities REIT, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-11
Submitted September 13, 2017
CIK No. 0001711799**

Dear Mr. Sales:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

2.   We note your revised disclosure in response to comment 7. Please reconcile your disclosure on page 16 that the initial transaction price for shares of your common stock is a dollar amount to be updated that reflects your calculation of NAV as of a certain date, with your disclosure on page 204 that the initial transaction price will be $10 until you disclose the first transaction price based on your calculation of NAV. In addition, please revise the prospectus cover page to reflect the price of the securities. Refer to Item 501(b)(3) of Regulation S-K.

3.   Your revised disclosure on page 16 indicates that the initial transaction price will reflect the calculation of your NAV. We note that none of the shares from the classes in the public offering will be outstanding at the time of the initial transaction price and only Class N shares will be outstanding. Please tell us how the initial transaction price will be calculated for the shares in the classes in the public offering.

4.   We note your response to comment 8 where you state that TIAA's purchase of $200 million of Class N shares will occur prior to commencement of your offering as investments are identified. Please tell us the nature of the assets you intend to acquire prior to effectiveness (e.g., commercial real estate properties, investments in the International Affiliated Funds, real estate-related assets, etc.) and clarify whether you have identified these investments. We may have further comment.

Prospectus Summary

5.   We note your response to comment 9 and continue to believe that you should balance your disclosure by including a description of any adverse business developments experienced by HUKPAIF. Please revise your disclosure accordingly or tell us why you believe such a discussion is not appropriate.

Net Asset Value Calculation and Valuation Guidelines, page 127

6.   We note your response to comment 14 that you expect to disclose to investors the portion of your aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis on a Form 10-Q and Form 10-K and related prospectus supplements filed with the Commission. Please confirm that you will file monthly pricing supplements. Alternatively, tell us how you determined it is appropriate to provide NAV disclosure to investors on a quarterly basis given that you intend to calculate NAV, and reprice the offering based on your NAV calculation, on a monthly basis.

Prior Performance, page 142

7.   We note your response to comment 15. Please provide a more detailed analysis on how you concluded that TH Real Estate is not a "sponsor" of HUKPAIF for prior performance purposes. Please address TH Real Estate's role in the management of HUKPAIF, including its involvement in making investment decisions, as well as its compensation as the sub-advisor.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston
         Alston & Bird LLP